Exhibit 16.1

November 7, 2024

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read Item 4.01 of Form 8-K dated November 7, 2024, of OnKure Therapeutics, Inc. (formerly Reneo Pharmaceuticals, Inc.) and are in agreement with the statements contained in the second through fourth paragraphs as reported under Item 4.01(a) therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP